EXHIBIT (a)(1)(E)

TENDER OFFER AT-A-GLANCE

Certain of your stock options have been determined to have been granted at a price below fair market value of the underlying common stock, making them “discounted” options.

Based on current guidance from the IRS, the Company believes that the difference between the market value of the Company’s stock and the exercise price of discounted options (the “spread”) will be taxable as income, regardless of whether the option is exercised. In addition, a 20% tax penalty may be imposed on the spread. You may also have to pay an additional tax in the form of interest, which is currently an annual aggregate rate of 9%, as well as any applicable state taxes.

The Company is offering you an opportunity to avoid these tax consequences by electing to amend your discounted options to increase the exercise price of those options to the correct (higher) fair market value. This opportunity to amend your options is called a “Tender Offer.”

If you accept the Tender Offer:

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Your discounted options will be amended to increase their respective exercise prices to the correct fair market value of the underlying stock. All of the other terms of your options will remain the same.

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On the first payroll in January 2009, the Company will pay you the difference between the aggregate exercise price of your current options and the aggregate exercise price of your amended options, less applicable withholding taxes.

•	You will be free to exercise your options several business days after the Tender Offer expires, which will be on or after January 28, 2008.
•	You will not be taxed on the new options until they are exercised and you will not incur the taxes described above.

If you reject the Tender Offer:

•	The exercise price of your options will remain the same.
•	You will be free to exercise your options on or after January 28, 2008.
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You may be liable for income tax on the spread between the market price of our stock and the exercise price, even if you do not exercise your options, plus a tax penalty equal to 20% of the spread and the other taxes described above.

To accept the offer to amend your options, check the appropriate box on the enclosed election form and return it in the enclosed envelope no later than January 28, 2008. Alternatively, your election form may be faxed to 1-866-841-2565 or sent by overnight courier to Winston Financial Services c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742. Your election form must be received by the Company no later than 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008, so please make sure to allow for enough time for delivery.

If you do not return an election form, you will be deemed to have rejected the Tender Offer.

Please read the enclosed documents, including the Offer to Amend Certain Outstanding Options, your personalized letter describing your options eligible for this offer, and the instructions to the election form. We recommend that you consult your tax advisor. If you have any questions, please call 1-866-244-8808.